December 12, 2014

VIA EDGAR AND US MAIL

Paul Fischer
Attorney-Advisor
William Mastrianna
Law Clerk
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

RE:	Alpine 4 Automotive Technologies Ltd.
Form 8-K, Filed November 5, 2014
Form 10-Q for Fiscal Quarter Ended September 30, 2014, Filed November 19, 2014
File No. 000-55205

Dear Mr. Fischer and Mr. Mastrianna:

Pursuant to our conversation today, this letter is written on behalf of Alpine 4 Automotive Technologies Ltd. (“Alpine 4”) and relates to your letter dated December 1, 2014, related to the reports of the Company referenced above.

As we discussed, the Company is requesting additional time to prepare responses to the comments in your letter, together with responses to comments in your letter of the same date relating to a registration statement on Form S-4 filed by the Company.  We anticipate that we will be able to file the Company’s responses by January 2, 2015.

Please contact me if you have any questions or need additional information.  Thank you for your assistance in this matter.

Sincerely,

KIRTON McCONKIE

/s/ C. Parkinson Lloyd

C. Parkinson Lloyd

cc:           Alpine 4 Automotive Technologies Ltd.